Exhibit 99.3

Portions of this exhibit, marked by [***], have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

LEASE AGREEMENT

This Lease Agreement (“Lease Agreement”) is a contract that is entered into by and between

Monroe County Port Authority
[***]

an Ohio Port Authority (“Lessor”), and

Erie Creek LLC.
[***]

an Ohio limited liability company (“Lessee”)

and this Lease Agreement is made and executed on the date or dates hereinafter appearing, and effective as of the 5th day of February, 2024 (“Effective Date”).

Lessor owns certain land and improvements located in Ohio Township, Monroe County, Ohio commonly known as 42722 OH-7, Clarington, OH 43915 (the “Project”). Lessor desires to lease to Lessee, and Lessee desires to lease from Lessee (a) a portion of the Project consisting of a 345,000 square feet building and the portion of land shown as “Building Premises” on Exhibit A hereto (the “Building Premises”), (b) a portion of the Project consisting of approximately 12,432 square feet of office space as shown as “Office Premises” on Exhibit A hereto (the “Office Premises”); and (c) a portion of the Project consisting of approximately fourteen (14) acres of land and any improvements located thereon (subject to adjustment as set forth below) shown as “Ground Premises” on Exhibit A attached hereto (the “Ground Premises”; and together with the “Building Premises” and the “Office Premises”, the “Leased Premises”), and herewith leases the Leased Premises to Lessee. Lessor and Lessee agree that a portion of the Ground Premises will be used by AEP Energy Inc. or its affiliates or successors (collectively, “AEP”) for the construction of certain electric facilities (such portion of Land, the “AEP Premises”). Lessor and Lessee agree that, upon determination of the exact acreage and location of the AEP Premises, the AEP Premises will be removed from the Ground Premises. The Leased Premises are leased subject: (a) all legal highways, (b) all easements, covenants, and restrictions now of record, and (c) a to be determined easement in favor of AEP to provide access to the AEP Premises over and across the Ground Premises.

It is the intent of the parties that, under the provisions of this Lease Agreement, Lessor leases the Leased Premises exclusively to Lessee, and Lessee leases the Leased Premises from Lessor, for the period of time and upon the conditions herein related.

NOW, THEREFORE, FOR AND IN CONSIDERATION of the mutual covenants and promises of the parties hereinafter related, and for other valuable consideration, including, without limitation, the payment by Lessee of Rental herein promised to Lessor, Lessor and Lessee covenant, contract and agree with each other as follows:

1. PROPERTY

1.1         DEMISE. Subject to all the provisions of this Lease Agreement, Lessor hereby leases the Leased Premises to Lessee for the Term (hereinafter defined), and Lessee hereby leases the Leased Premises from Lessor, and promises to pay Lessor the sums of money herein related, and to do the things herein required.

1.2.        COMMON AREAS. During the Term of this Lease, Lessee shall have the nonexclusive right to use the entrances, driveways and other areas and facilities designated by Lessor from time to time as being for the common use of all tenants of the Project, subject to reasonable, non-discriminatory rules and regulations promulgated by Lessor from time to time. Lessee shall not be responsible for contributing to the operation or maintenance of such common areas, except that Lessee shall be required to pay for any repairs required due to the acts of Lessee or its agents, employees, contractors or invitees.

2. AS IS

2.1      LESSEE’S ACCEPTANCE. LESSEE HAS INSPECTED THE LEASED PREMISES AND ACCEPTS THE SAME IN ITS PRESENT CONDITION “AS IS” AND AGREES THAT NEITHER LESSOR NOR ANY OF ITS AGENTS OR EMPLOYEES HAVE MADE ANY OTHER REPRESENTATIONS OR WARRANTIES, EITHER WRITTEN OR ORAL, EXPRESS OR IMPLIED, WITH RESPECT TO THE CONDITION, SUITABILITY, STATE OF REPAIR, AVAILABILITY OF UTILITIES OR ZONING OF THE LEASED PREMISES. Lessee waives, releases and forever discharges Lessor, and Lessor’s heirs, personal representatives, successors and assigns, of and from any and all suits, legal or administrative proceedings, claims, demands, damages, losses, costs, liabilities, interest, attorneys fees and expenses of whatever kind and nature, in law or in equity, known or unknown, that Lessee has or in the future may have against any such persons based upon, or arising directly or indirectly out of, the condition, status, quality, nature, or environmental state of the Leased Premises as of the date of this Lease, except for Lessor’s covenants and agreements expressly set forth in this Lease.

3. COMMENCEMENT DATE; TERM

3.1         DELIVERY DATE; COMMENCEMENT DATE. Lessor shall deliver possession of the Leased Premises to Lessee on [                 , 2024]. The date on which Lessor actually delivers possession of the Leased Premises to Lessee will be referred to herein as the “Delivery Date”. The “Commencement Date” shall be the earlier to occur of (i) twelve (12) months after the Delivery Date or (ii) the date when Lessee commences business operations at the Leased Premises.

3.2          PRIMARY TERM; EXTENDED TERMS. This Lease Agreement shall be in force and effect for a period of ten (10) Lease Years (as defined below) (the “Primary Term”) beginning with the Commencement Date. Lessee shall have the right to extend the term for three (3) additional terms of ten (10) Lease Years each (each, an “Extended Term”), provided Lessee is not in default (beyond any applicable grace or cure periods) under this Lease at the time Lessee exercises such option or at the commencement of any Extended Term. Lessee shall give Lessor written notice of its desire to extend the term of the Lease for an Extended Term no less than three hundred sixty-five (365) days prior to the end of the Primary Term (with respect to the first Extended Term) and no less than three hundred sixty-five (365) days prior to the end of the then applicable Extended Term (with respect to the second and any subsequent Extended Term). The term “Term” as used in this Lease Agreement shall mean the Primary Term, as the same may be extended by any Extended Term(s). The first “Lease Year” is the twelve (12) month period beginning (i) on the Commencement Date if the Commencement Date is the first day of a month, or (ii) on the first day of the first month after the Commencement Date. Each successive period of twelve calendar months after the first Lease Year is also a “Lease Year.”

3.3.         HOLDING OVER. In the event Lessee or any party claiming under Lessee remains in possession of the Leased Premises or any part thereof after the expiration of this Lease without Lessor’s consent, no tenancy or interest in the Leased Premises will result, and such action shall result in unlawful detainer and that party shall be subject to immediate eviction and removal. In the event Lessee remains in possession of the Leased Premises after the expiration of this Lease with Lessor’s consent but without the execution of a new lease, it shall be deemed to be occupying the Leased Premises as a tenant from month to month at a rental equal to [***] of the rent herein provided thereafter and otherwise subject to all the conditions, provisions and obligations of this Lease, adjusted as necessary or appropriate to make the same applicable to a month to month tenancy. In the event Lessee remains in possession of the Leased Premises for more than sixty (60) days after the expiration of this Lease, Lessee shall also pay to Lessor all damages actually sustained by Lessor resulting from retention of possession by Lessee, including without limitation the loss of any proposed subsequent tenant for any portion of the Leased Premises.

4. RENT, SECURITY DEPOSIT; COST OF OPERATION

4.1         RENT. In addition to all other sums required of Lessee herein to be paid, Lessee shall pay, and hereby unconditionally promises to pay to Lessor without demand, deduction or set-off, and without any contingency or excuse whatever, all the sums provided for in this Section 4.1. The Lessor will invoice Lessee for each monthly rent at least five (5) business days prior to the due date of the monthly rent and each monthly payment of rent shall be transmitted by Lessee to Lessor at such time and in such manner as to be actually received by Lessor on or before the day on which such payment is due.

Commencing on the Commencement Date and on the first day of each month thereafter occurring during the Primary Term of this Lease Agreement, Lessee shall pay Lessor rental as set forth below (“Rent”); provided, however, so long as Lessee has not defaulted hereunder past any applicable notice and/or cure periods, the Rent for the period from the Commencement Date until the earlier of (a) the end of Lease Year 1 and (b) the date of full energization of Tenant’s operations in the Building Premises is installed (for the avoidance of doubt, the completion of the construction of certain electric facilities in the AEP Premises shall not be deemed as the full energization of Tenant's operations) (the “Initial Rent Reduction Period”) shall be reduced by [***] (the “Initial Rent Reduction”). If at any time Lessee defaults under this Lease past any applicable notice and/or cure period, the Initial Rent Reduction Period shall immediately terminate and Lessee shall be responsible for the entire Rent for Lease Year 1 (without regard to the Initial Rent Reduction).

Building Premises

[***]

Office Premises

[***]

Commencing on the first day of the First Extended Term, and each anniversary thereof occurring during any Extended Term, Annual Rent for the Office Premises shall increase by [***].

Ground Premises

[***]

The Rent for the Ground Premises shall be adjusted to reflect the actual acreage of the Ground Premises following the removal of the AEP Premises.

The funds represented by each Rent payment made by Lessee to Lessor shall be and become the property of Lessor as and when paid.

4.2        SECURITY DEPOSIT. Concurrently with Lessee’s execution of this Lease, Lessee shall deposit with Lessor the sum of [***] as security (the “Security Deposit”) for the payment by Lessee of the Rent and other charges set forth in this Lease, and for the performance by Lessee of all the terms and conditions of this Lease. If at any time during the Term of this Lease, Lessee is in default in the performance of any provision of this Lease and such default is not cured within any applicable grace or cure period hereunder, Lessor shall have the right to use all or any part of the Security Deposit in payment of any Rent or other charges, reimbursement of any expense incurred by Lessor or payment of any damages incurred by Lessor because of Lessee’s default. If any portion of the Security Deposit is so used or applied, Lessee shall, within ten (10) days after written demand from Lessor, remit to Lessor a sufficient amount to restore the Security Deposit to its original amount. If the Security Deposit has not been utilized as provided HEREIN, then the Security Deposit, or so much of it as has not been so utilized, shall be refunded to Lessee, without interest, upon full performance of all the terms of this Lease by Lessee. Lessor shall have the right to commingle the Security Deposit with other funds of Lessor. Lessor shall also have the right to deliver the Security Deposit to any successor to Lessor’s interest in the Leased Premises, and upon that delivery, Lessor shall be discharged from further liability with respect to the Security Deposit. If claims of Lessor exceed the Security Deposit, Lessee shall remain liable for the balance of the claims. Lessee may not assign its right to the Security Deposit in whole or in part.

4.3          COST OF OPERATION. In addition to all other sums required of it to be paid herein, Lessee shall be responsible for the payment of all costs of operating the Leased Premises, including all utility expense (other than water, sewage and waste removal services, which are included in the Rent) on the Leased Premises. Notwithstanding the forgoing, if Lessee uses more water or sewage services that typical for a tenant of the Project that does not pay such charges directly, Lessee shall be responsible for the cost of such additional water and/or sewage services. Both parties agree that if Lessee elects to use water under Lessor’s withdrawal rights for cooling, Lessee shall comply with the ODNR reporting and monitoring requirements. Lessee shall also pay for the installation of withdrawal and purification infrastructure (if any of such installation is necessary). Lessor agrees to reasonably assist Lessee in the necessary administrative procedures required for the use of Lessor’s withdrawal rights (provided that Lessee will bear the relevant administrative cost and any other costs and expenses).

4.4          LATE PAYMENT CHARGE AND INTEREST. Lessee shall pay to Lessor a late charge of [***] of the amount of any payment due and unpaid under this Lease Agreement, including rent payments, if payment is not delivered to and received by Lessor, within ten (10) days after the date the payment is due. In addition, all payments due under the terms of this Lease Agreement and not delivered to and received by Lessor within ten (10) days after the date the payment is due, and the late charge therefor shall bear interest at the rate of [***] until paid. The provisions of this section shall not prevent Lessor from declaring a default for payments not made when due. Lessee acknowledges that the [***] late charge is not a finance charge and that such charge is a reasonable charge for handling delinquent accounts; however, it is not the intent of Lessor or Lessee to violate any usury law, and should any provision of this Lease Agreement violate any such law applicable to this Lease Agreement, such provision shall be amended to provide instead that Lessee shall pay to Lessor interest and late charges at the maximum non-usurious rate.

4.5          OTHER CHARGES.

4.5.1       Lessee shall pay as supplemental rent promptly as and when the same shall become due and payable, all personal property taxes on Lessee’s assets, and all applicable interest and penalties thereon, if any, which at any time during the term of this Lease Agreement shall be or become due and payable by Lessee and which shall be levied, assessed or imposed on account of, or with respect to, the possession, operation, management, maintenance, use or occupancy of the Leased Premises. Notwithstanding the foregoing, water and sewage charges are included in the Rent and Lessee shall not be required to pay for any water or sewage used at, or produced from, the Leased Premises except as expressly set forth in Section 4.3 above. Additionally Lessee agrees to pay all “Real Estate Taxes” (as defined below) against the Leased Premises becoming a lien during the Term of this Lease and a pro rata portion of the Taxes becoming a lien during the years that this Lease commences and expires, such pro rata share to be determined as of the Commencement Date and expiration date and in accordance with the customary method of prorating real estate taxes in Portage County, Ohio. As used in this Lease, the term “Real Estate Taxes” means all taxes, assessments and levies, whether general or special, ordinary or extraordinary, of every nature or kind whatsoever that may be taxed, charged, assessed, levied or imposed at any time during the Term of this Lease by any governmental authority upon or against any of the improvements constructed by Lessee at the Leased Premises or the operation, possession or use of the Leased Premises, including, but not limited to, taxes imposed on the rent received by Lessor from Lessee or any sublessees (other than income taxes) or for any use or occupation of the Leased Premises.

Lessor shall pay when due all taxes, assessments and levies, whether general or special, ordinary or extraordinary, of every nature or kind whatsoever, including real estate taxes and assessments, that may be taxed, charged, assessed, levied or imposed at any time during the Term of this Lease by any governmental authority upon or against the land portion of the Leased Premises and all improvements located at the Leased Premises as of the Delivery Date.

Lessor will promptly deliver to Lessee any and all tax notices or assessments Lessor may receive relating to the Leased Property, which shall include an allocation of (a) the Real Estate Taxes required to be paid by Lessee hereunder with respect to any of the improvements constructed by Lessee at the Leased Premises and (b) those taxes, assessments and levies required to be paid by Lessor with respect to the land portion of the Leased Premises and all improvements located at the Leased Premises as of the Delivery Date (a “Tax Statement”). Lessee shall pay Lessor any Real Estate Taxes payable by Lessee as set forth above within twenty (20) days after its receipt of the Tax Statement. Nothing in this Lease otherwise contained shall require Lessee to pay any of the following taxes which shall be imposed against Lessor by any governmental authority, to wit: (i) any estate, inheritance, devolution, succession, transfer, legacy or gift tax, which may be imposed upon or with respect to any transfer of any interest of Lessor in the Premises; (ii) any net income tax levied upon or against the net income of Lessor, including any rental income derived by Lessor from the Premises (but not taxes on gross rentals); or (iii) in the event that Lessor or any agent of Lessor shall occupy space in the Premises for the conduct of Lessor’s business, any occupational, license, or other tax imposed with respect to such occupancy or the conduct of Lessor’s business in such space.

4.5.2      Lessee and Lessor acknowledge that Lessee intends to contract directly with AEP for electrical service to the Leased Premises. Lessee shall pay for all electric services and other costs due to AEP directly to AEP. Until such time as Lessee contracts directly with AEP, if Lessee utilizes electric service at the Leased Premises, electricity supplied will be metered and charged at Lessor’s applicable rate with Lessor’s provider plus a [***] service fee to cover onsite maintenance and servicing costs. Electricity will be metered at the end of each calendar month and invoiced to Tenant for payment within ten (10) days of invoice receipt.

Except as otherwise specifically provided, this Lease is a “net” Lease. Lessee shall pay all rent and all other charges due under this Lease without notice or demand and free from any charges, taxes, assessments, impositions, claims, damages, expenses, deductions, set-offs, counterclaims, abatement, suspension or defense of any kind. It is the intention of the parties that the obligations of Lessee shall be separate and independent covenants, that the rent and all other charges payable by Lessee shall continue to be payable in all events, and that the obligations of Lessee shall continue unaffected unless the requirement to pay or perform the same shall have been terminated or modified pursuant to an express provision of this Lease. Except as otherwise specifically provided in this Lease, Lessee shall pay and be responsible to Lessor for all costs, expenses, obligations, liabilities and acts necessary to and for the proper use, operation, maintenance, care and occupancy of the Leased Premises. Lessee waives all rights now or in the future conferred by law to quit, terminate or surrender this Lease or the Leased Premises or to any abatement, suspension, deferment or reduction of the rent or any other charges and under this Lease, except as otherwise expressly provided in this Lease.

5. THE LEASED PREMISES

5.1          MAINTENANCE AND REPAIR. Lessee, at its sole expense, shall keep and maintain the Leased Premises and all additions and all other portions of the Leased Premises in good repair and condition and shall make all repairs, replacements and renewals, whether foreseen or unforeseen, ordinary or extraordinary, interior or exterior, necessary to put or maintain the Leased Premises in that state of repair and condition. Lessee waives the right to (a) require Lessor to maintain, repair or rebuild all or any part of the Leased Premises, or (b) make repairs at the expense of Lessor pursuant to any legal requirement, contract, agreement, covenant, condition or restriction at any time in effect.

5.2.        LICENSES, PERMITS AND COMPLIANCE WITH LAWS. Lessee shall, at its expense, obtain all necessary licenses and permits which may be required for the conduct of its business and Lessor will cooperate with Lessee in securing such permits, licenses and authorizations. In its operations, Lessee shall observe and comply with all present and future laws, ordinances, directives, orders, rules and regulations of all federal, state, municipal or other authorities having or claiming jurisdiction over the Leased Premises, Lessee, or the conduct of Lessee’s business, including, but not limited to, all laws, regulations, rules and ordinances passed or promulgated to protect the environment, including the air, the surface and subsurface of the soil, and the ground water, subject to Section 13.10 hereof. Without limiting the foregoing, Lessee shall be responsible for repairs, replacements and alterations required to comply with any of the foregoing.

5.3.        IMPROVEMENTS. Lessor and Lessee acknowledge that Lessee intends to make substantial improvements and changes to the Building Premises and the Office Premises and to construct a building and other improvements on the Ground Premises. Within six (6) months after the execution of this Lease, Lessee will provide a conceptual plan (the “Conceptual Plans”) for the improvements and alterations that Lessee intends to make at the Leased Premises, which will be subject to Lessor’s review and approval (which approval shall not be unreasonably withheld). Lessee shall not be required to obtain Lessor’s approval for any improvements or alterations to the extent the same are included in the Conceptual Plans. All such improvements, and any other alterations made by Lessee at the Leased Premises (except to the extent Lessor has already approved the same based on its review and approval of the Conceptual Plans) shall be subject to the terms set forth on Exhibit B hereto.

The cost of such substitutions, additions, modifications or improvements shall be paid by Lessee. All such substitutions, additions, modifications or improvements made by Lessee shall be made in a good and workmanlike manner, between such hours and by such contractors or mechanics as may be approved in writing by Lessor, and in such a way that utilities will not be interrupted and other tenants and occupants of the Project will not suffer unreasonable inconvenience or interference. Both during and after the performance of any work, Lessor shall have free access to any and all mechanical installations in the Leased Premises, including, but not limited to, air conditioning, fans, ventilating systems, machine rooms and electrical closets; and Lessee agrees not to construct or permit the installation of partitions and/or other obstructions in the Leased Premises which might interfere with Lessor’s free access to the Leased Premises or Project, or impede the free flow of air to and from air vents and other portions of the heating, air conditioning and ventilating systems in the Leased Premises or Project.

All alterations, installations, additions or improvements upon the Leased Premises made by either party (including, without limitation, any building and other improvements constructed on the Ground Premises), except any trade fixtures and other improvements installed and paid for by Lessee (including, without limitation, computers, servers, fans, louvers, transformers, switch gears, wiring, cabling and similar equipment) (collectively, “Lessee’s Property”), shall become the property of Lessor and remain upon, and be surrendered with, the Leased Premises, at the end of the Term. At Lessor’s request, Lessee shall execute a bill of sale or other transfer document to evidence the transfer of such alterations, installations, additions or improvements to Lessor. Lessor may elect, in writing, at the time Lessor approves any alterations, installations, additions or improvements that Lessee desires to make to the Leased Premises, to require Lessee, at its expense, to remove any such alterations, installations, additions or improvements made by Lessee upon the Leased Premises, and, if Lessor shall so elect, Lessee shall remove the same upon the expiration of the Term of this Lease Agreement and repair and restore any damage to the Project or Leased Premises caused by the removal of those items.

At the end of the Term, Lessee at its expense shall remove any or all of Lessee’s Property and shall remove such movable trade fixtures, equipment, furniture and other personal property by Lessee upon the Leased Premises, and Lessee shall repair and restore any damage to the Project or Leased Premises caused by the removal of those items.

5.4.       LIENS. Lessor and the Leased Premises shall not under any circumstances be liable for the cost of any alterations, additions, improvements, repairs, replacements or fixtures made or installed by Lessee on the Leased Premises. In the event any lien or other claim is asserted against Lessor or the Leased Premises as a result of Lessee making any alterations, additions, improvements, repairs or replacements or installing any fixtures, or as a result of Lessee taking or failing to take any action, Lessee shall, at its expense, cancel the lien or claim or cause it to be canceled, or otherwise provide bond or other security sufficient to stay the execution of any lien or other claim being contested by Lessee within thirty (30) days after notice of the lien or claim. In the event Lessee fails to cancel, discharge, provide bond or security sufficient to stay execution of such lien or claim during such thirty (30) day period, Lessor shall have the right to cancel the lien or discharge the claim and Lessee shall thereafter pay to Lessor any reasonable amount paid by Lessor in discharging such claim or canceling such lien together with all costs, expenses and attorney’s fees incurred, which sum shall be payable to Lessor upon receipt by Lessee of an itemized statement or invoice, and shall bear interest at the rate of [***] until paid.

5.5         SUBORDINATION. The rights and interests of Lessee under this Lease shall be subject and subordinate to any mortgage now or hereafter placed upon any portion of the Leased Premises by Lessor, and to any advances made thereunder, and to the interest thereon, and to all renewals, modifications, consolidations, replacements, extensions and re-financing thereof, on the condition that neither this Lease, nor Lessee’s possession of the Leased Premises, shall be terminated or disturbed upon any foreclosure (or deed-in-lieu of foreclosure) of such mortgage so long as Lessee is not in default hereunder. Lessee agrees that any mortgagee may elect to give the rights and interest of Lessee under this Lease automatically shall have priority in whole or in part, over the lien of said mortgage, and no additional consent or instrument shall be necessary or required. However, Lessee agrees to execute and deliver whatever instruments may be reasonably requested by any mortgagee for such purposes.

5.6         WAIVER OF SUBROGATION. To the extent that payment is made under a policy of insurance and received by or applied for the benefit of the party sustaining the loss, including without limitation, Workers’ Compensation benefits paid on account of the injury or death of any employee, Lessor and Lessee waive any and all rights of recovery, claim, action, or causes of action, against each other, their respective agents, officers, and employees, for or on account of any loss or damage to any person, or to the Leased Premises, or to either Lessor or Lessee, or to Lessee’s trade fixtures, office supplies, office furniture, equipment or other personal property, that is caused by or results from risks insured against under any insurance policy carried by the parties and in force at the time of any such damage, provided, however, this waiver shall not be applicable if it has the effect of invalidating any policy or material provision of any insurance policy purchased by either party. Each party shall exercise its best efforts to cause each insurance policy obtained by that party under the requirements of this Lease Agreement, including Workers’ Compensation coverage, to provide that the insurance company issuing the same waives all right of recovery by way of subrogation against the other party in connection with any damage covered by such policy.

5.7        LESSOR’S RIGHT OF ENTRY. Lessor and its authorized agents and representatives shall have the right (but not any duty) to enter the Leased Premises during normal business hours upon reasonable prior notice, to inspect the general condition and state of repair of the Leased Premises, and to assure compliance by Lessee with the provisions of this Lease Agreement. Lessor’s right of entry to the Leased Premises is solely for the purpose of providing Lessor the right to protect its interests and shall never be interpreted as the assumption by Lessor of an obligation to inspect the Leased Premises to assure or promote the safety of any person or property on or about the Leased Premises. In any such entry to the Leased Premises, Lessor shall use commercially reasonable efforts to minimize any interference with Lessee’s operations at the Leased Premises.

6. PUBLIC LIABILITY INSURANCE TO BE MAINTAINED BY LESSEE

6.1          LESSEE’S CONTROL OF THE PROPERTY, PUBLIC LIABILITY AND INDEMNITY OF LESSOR. Lessee shall be in control of the Leased Premises and shall maintain the same in a reasonably safe condition for the benefit of all persons and property thereon. Except for gross negligence or intentional misconduct of Lessor, Lessee shall indemnify and save Lessor harmless from or on account of any and all claims, demands, lawsuits and actions of any kind or nature for personal injury, property damage or any other injury, loss or damage of any kind or nature arising out of or in any way connected with any event, accident or injury occurring on, about, or in any way connected with the Leased Premises or Lessee’s use and occupancy thereof or arising out of or any way connected with any default by Lessee under this Lease.

6.2.         INSURANCE COVERAGE.

(a)         Lessee shall, at its expense, maintain a policy of general liability insurance providing personal injury and property damage coverage with a single combined liability limit of not less than [***], insuring against all liability of Lessor and Lessee and their authorized representatives arising out of or in connection with Lessee’s lease, use or occupancy of the Leased Premises and from Lessor’s ownership and lease thereof.

(b)          Lessee shall insure Lessee’s assets on the Leased Premises and any improvements constructed by Lessee at the Leased Premises, against loss or damage from fire, lightning, windstorm and extended coverage risks in an amount equal to full replacement cost.

(c)          Lessor shall be named as an additional insured on all policies of insurance required of Lessee under this Lease Agreement.

(d)          All public liability insurance required under this Lease Agreement shall:

(1)         Be issued by and binding upon a solvent insurance or insurance companies qualified and admitted to do business in the state where the Leased Premises is located;

(2)        Be a primary policy or a combination of a primary policy and an excess liability policy, however, no excess policy shall require underlying coverage at the expense of Lessor; and

(3)        Contain an endorsement requiring thirty (30) days written notice from the insurance company to Lessor and Lessee before cancellation of the policy shall be effective.

(e)         All liability insurance policies required under the provisions of this Lease Agreement shall be issued by insurers of recognized responsibility having a rating by Best’s Key Rating Guide of not less than A-X, and licensed to do business in the state where the Leased Premises is located.

(f)          Lessee shall deliver to Lessor, a certificate of insurance of each coverage required herein on or before the Commencement Date, and upon the renewal of each such policy, and upon each reasonable request therefor by Lessor. Not less than twenty (20) days before each renewal or cancellation of a policy, a certificate of the replacement policy shall be deposited with Lessor.

(g)         All trade fixtures, furnishings, equipment and other personal property placed or maintained on the Leased Premises shall be at Lessee’s sole risk, and Lessor shall not be liable for any loss or damage to such property from any cause whatsoever.

7. DAMAGE, DESTRUCTION AND CONDEMNATION

7.1          CASUALTY.  If the Building Premises, Office Premises or any future improvements on the Building Premises or the Ground Premises (collectively, the “Improvements”) shall be damaged or rendered wholly or partially untenatable by fire or other casualty during the Term of this Lease, Lessee shall be entitled to a fair diminution of the Rent until such time as the Leased Premises are made tenantable, subject, however, to Lessee’s right to terminate this Lease as provided in this Section 7.1 (provided, there shall be no diminution of the Rent for the Ground Premises. Unless this Lease is so terminated, Lessee shall promptly rebuild or repair the Improvements to substantially their former condition, or to such other condition reflecting current market conditions as Lessor may approve, which approval shall not be unreasonably withheld. Lessee’s obligation to rebuild shall not be limited by the amount of insurance proceeds available for rebuilding.

In case of any damage or destruction to the Improvements, to the extent the projected cost of rebuilding or repairing the Improvements exceeds [***]) of the replacement cost of the Improvements, Lessee may, at Lessee’s option, by notice in writing given Lessor within thirty (30) days after the occurrence of such damage or destruction, elect to terminate this Lease. This Lease shall then terminate on the date specified in the notice, except as provided below and except with respect to obligations and liabilities of Lessor and Lessee under this Lease that have arisen on or before such date of termination. In the event of termination, the insurance proceeds payable in connection with the damage or destruction of the Improvements shall be payable to Lessee for the cost of restoring the Leased Premises to a safe and proper condition as provided below; and the balance to Lessor as compensation for the loss of Lessor’s reversionary interest in the Improvements. Upon this termination, regardless of the amount of proceeds available, Lessee shall satisfy and cause to be released any or other encumbrances placed or suffered to be placed on the Leased Premises by Lessee. In addition, Lessee shall do any work (e.g., demolition) necessary that the Leased Premises will be surrendered to Lessor in safe and proper condition. Lessor shall reasonably cooperate (at no cost or expense to Lessor) with Lessee in Lessee’s seeking of any incentives or grants available to complete such demolition. Rent shall be prorated as of the date of termination.

7.2          CONDEMNATION. Unless this Lease is terminated pursuant to this Section 7.2, if a portion of the Leased Premises shall be taken by condemnation or other eminent domain proceedings pursuant to any law, general or special, by an authority (“Condemning Authority”) having the power of eminent domain, or is sold to a Condemning Authority under threat of the exercise of that power, this Lease shall continue and Lessee shall restore the Improvements, to the extent practicable, to a complete architectural unit. In such event, there shall be an equitable adjustment in the Rent taking into consideration the relative value and square footage of the portion of the Leased Premises taken compared to the remainder, and the extent, if any, to which Lessee’s use of the remainder of the Leased Premises shall have been impaired or interfered with by reason of the partial taking.

If a portion of the Leased Premises is so taken or sold, and that portion in Lessee’s reasonable judgment is material to Lessee’s use and occupancy of the Leased Premises, or if all of the Leased Premises is so taken or sold, Lessee may terminate this Lease by giving written notice to Lessor. This Lease shall then terminate on the day following the vesting of title in the Condemning Authority, except as provided below and except with respect to obligations and liabilities of Lessor and Lessee under this Lease that have arisen on or before the date of termination. Rent and other charges under this Lease shall be prorated as of the date of termination, and upon termination Lessee shall satisfy and cause to be released any liens or other encumbrances placed or suffered to be placed on the Leased Premises by Lessee. In the event that Lessee shall fail to exercise its option to terminate this Lease as provided in this subsection, or in the event that a part of the Leased Premises shall be taken under circumstances under which Lessee will have no such option, Lessee shall have the sole responsibility for restoring the Improvements to a complete architectural unit and there shall be an equitable abatement of the Rent.

Any award or compensation paid on account of any taking or sale described in this Section 7.2 shall be made available to Lessee to the extent required to restore the Improvements to a complete architectural unit and the balance, if any, shall be divided between Lessor and Lessee based upon their respective interests in the Leased Premises and Improvements.

8. USE

Lessee is leasing the Leased Premises for use by Lessee as a warehouse and office which may include crypto mining, data center and related operations, as well as the installation of maintenance of operating computers, servers, fans, louvers and similar equipment, and for no other purpose without Lessor’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Lessee shall not commit or suffer any waste of the Leased Premises or the Project; shall keep the Leased Premises free of nuisances; and shall not commit or suffer any act or thing on the Leased Premises that is illegal or dangerous or that unreasonably disturbs other tenants including, without limitation, any noise that when heard outside the Leased Premises in excess of approximately 95 decibels.

9. DEFAULTS AND REMEDIES

9.1          LESSOR’S RIGHTS UPON DEFAULT OF LESSEE.

(a)           Lessor may in its sole discretion either terminate this Lease Agreement or terminate Lessee’s right to possession of the Leased Premises in any of the following circumstances immediately upon notice to Lessee:

(1)       If Lessee shall be in default in the performance of any material term, condition or covenant of this Lease Agreement (other than the covenant for the payment of rents), and if such default is not cured within thirty (30) days after written notice of the default is given by Lessor or, if such default shall be of such nature that it cannot be cured completely within such period, if Lessee shall not have promptly commenced actions to cure the default within such period and/or shall not thereafter proceed with reasonable diligence and in good faith to cure such default.

(2)        If Lessee or Guarantor (as defined below) shall be finally adjudicated a bankrupt, if Lessee or Guarantor shall make a general assignment for the benefit of creditors, if Lessee or Guarantor shall take the benefit of any insolvency act, or if a permanent receiver or trustee in bankruptcy shall be appointed for Lessee.

(3)       If Lessee shall be in default in the payment of any rents or any other amounts payable by Lessee under this Lease and such default is not cured within ten (10) days after written notice of the default is given by Lessor to Lessee.

(4)        If Guarantor shall default under the Guaranty (as defined below) past any applicable notice and/or cure periods.

(b)          If Lessor shall have given a written notice of termination of this Lease Agreement following a default that is not cured within the time periods allowed for such cure, this Lease Agreement shall terminate as completely as if that were the date herein definitely fixed for the termination of the term of this Lease Agreement, and Lessee shall then surrender the Leased Premises to Lessor, Lessor shall be entitled to recover as damages a sum of money equal to the total of (i) the unpaid rents then due hereunder as of the date of termination, and (ii) a sum equal to the amount, if any, by which (x) the present value (determined using a discount rate of [***]) of the total rents which would have accrued to Lessor under this Lease Agreement for the remainder of the Term (as the same may have been extended for any Extended Term(s)) had this Lease Agreement not been terminated, exceeds (y) the total fair market value (determined using a discount rate of [***]) of the Leased Premises for the balance of the Term (as the same may have been extended for any Extended Term(s)). If this Lease Agreement shall so terminate, it shall be lawful for Lessor, at its option, upon 48 hours prior notice to re-enter and secure the Leased Premises and to remove Lessee and Lessee’s property without being liable for any damages therefor.

(c)          If Lessor elects to terminate Lessee’s right to possession of the Leased Premises, without terminating this Lease Agreement, Lessee shall continue to be liable for and shall pay to Lessor all rents required to be paid by Lessee to Lessor during the remainder of the Term, diminished by any sums received by Lessor through any reletting of the Leased Premises; provided, however, that in no event shall Lessee be entitled to any excess of any sums obtained by reletting over and above the rents provided in this Lease to be paid by Lessee to Lessor. Actions to collect amounts due by Lessee hereunder may be brought from time to time, on one or more occasions, without the necessity of Lessor’s waiting until the expiration of the Term.

(d)          Nothing in this Section shall be deemed to require Lessor to give Lessee any notice, other than such notice as may be required by law, prior to the commencement of any civil action for non-payment of rents or to obtain possession of the Leased Premises.

(e)         Subject to all the provisions hereof, Lessee agrees and obligates itself throughout the Term (and throughout any holdover period), to timely pay the monthly rent and all other amounts of money which Lessee has herein agreed to pay (all collectively “Rent” in this subparagraph).

(f)          If Lessee defaults in the observance or performance of any material term, condition or covenant required to be observed or performed by Lessee under any of the terms or provisions in any Section of this Lease Agreement, and such default is not cured within any applicable grace or cure period hereunder, Lessor, immediately or at any time thereafter, in either case on giving reasonable written notice, may perform the same for the account of Lessee, and if Lessor makes any expenditures or incurs any obligation for the payment of money in connection therewith including, but not limited to, reasonable attorney’s fees, or in instituting, prosecuting or defending any action or proceeding, such sums paid or obligations incurred with interest and costs shall be deemed to be additional rents to be paid by Lessee, and such sums shall be paid by Lessee to Lessor within ten (10) days from receipt by Lessee of any statement or invoice.

(g)         In the event of (1) the adjudication by a court of competent jurisdiction of Lessee as a bankrupt under Chapter 7 of the United States Bankruptcy Code or any substantially equivalent successor statute, or (2) the liquidation of Lessee, this Lease Agreement shall terminate.

(h)          All rights and remedies of Lessor under this Lease Agreement or otherwise available at law or in equity shall be cumulative and not exclusive. Lessor may pursue any one or more of such rights and remedies at any time and from time to time without waiving any other rights and remedies or electing one to the exclusion of any other.

(i)          Notwithstanding anything to the contrary contained in this Agreement, so long as Lessee has surrendered the Premises in the conditioned required by this Lease following any default be Lessee, Lessor agrees that Lessor’s damages for Rent following a default by Lessee shall be an amount equal to the Rent due and payable for the twelve (12) months following the date of such surrender as fair and reasonable compensation for Lessee’s default and as liquidated damages, actual damages being difficult, if not impossible to ascertain. The forgoing limitation shall not apply to or affect any indemnification obligation of Lessee to Lessor under this Lease.

10. COVENANTS OF LESSEE

Lessee covenants that it is, and shall be at all times during the Term of this Lease Agreement, a limited liability company conducting lawful business in the state where the Leased Premises is located.

11. ATTORNEY’S FEES

In the event Lessor or Lessee defaults in the performance of any of the respective terms, conditions, or covenants of this Lease Agreement and the non-defaulting party retains an attorney to enforce its rights under this Lease Agreement, the defaulting party agrees to pay the reasonable attorney’s fees incurred by the non-defaulting party in enforcing its rights under this Lease Agreement, provided that the non-defaulting party prevails in any action, with or without filing suit, or is successful in settlement (unless otherwise agreed in the settlement).

12. WAIVER OF BREACH

Lessor’s or Lessee’s failure to declare any default or breach of any term, condition or covenant of this Lease Agreement immediately upon the occurrence of the default or breach, or Lessor’s or Lessee’s delay in taking any action in response to any default or breach, shall not waive such default or breach, nor any subsequent default or breach, and Lessor or Lessee shall have the right to declare any default or breach at any time and take appropriate action.

13. GENERAL PROVISIONS

13.1       PAYMENTS. All rents and other payments required to be paid to Lessor under this Lease Agreement shall be invoiced to Lessee for payment and paid by Lessee to Lessor, without demand, deduction or set-off, at

101 North Main Street, Room 34, Woodsfield, OH 43793

or at such other address as Lessor may specify in writing. No such invoice is required for any amounts payable by Lessee to any party other than Lessor.

13.2        NOTICES.

(a)         All notices, demands and requests provided for or permitted to be given pursuant to this Lease Agreement must be in writing. All notices, demands and requests to be sent to any party shall be deemed to have been properly given or served by depositing the same in the United States mail, addressed to said party, postpaid and registered or certified at the following address:

Lessor:	Monroe County Port Authority [***] Attn: [***]

with a copy to:	[***]
Lessee:	Erie Creek, LLC. [***] [***]

(b)          The time period in which a response to any such notice, demand or request must be given shall commence to run from the date of receipt by the addressee thereof as shown on the return receipt of the notice, demand or request. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice, demand or request sent as of the date such notice was deposited in the mail. Notice may also be served by personal service upon, or by delivery by reliable courier to, the above named parties in lieu of registered or certified mail.

(c)          By giving to the other parties at least ten (10) days written notice thereof, the parties hereto and their respective successors and assigns shall have the right from time to time and at any time during the term of this Lease Agreement to change their respective addresses and each shall have the right to specify as its address any other address.

13.3       SUCCESSORS. This Lease Agreement shall bind Lessor and Lessee and their respective successors, assigns, heirs, administrators and legal representatives; provided, however, Lessee shall not, without the prior consent of Lessor, which consent shall not be unreasonably withheld, conditioned or delayed, (i) assign, mortgage or encumber this Lease or any interest under this Lease; (ii) permit any assignment of this Lease by operation of law; or (iii) sublet all or any part of the Leased Premises. Notwithstanding the foregoing, Lessee shall have the right to assign this Lease or to sublet the Leased Premises to (a) any entity into which Lessee may merge, (b) any entity arising out of a consolidation of Lessee with another entity or (c) any entity acquiring all or substantially all of the assets of Lessee or all of the ownership interest in Lessee; so long as the assignee has a net worth equal to or greater than Lessee’s net worth as of the date hereof (and, if the assignee does not, Lessee’s increases the amount of the security deposit hereunder or provides other financial assurances reasonably acceptable to Lessor). Such right to assign the Lease or to sublet the Leased Premises shall be expressly conditioned upon Lessee delivering to Lessor evidence that the entity into which Lessee may merge, or the entity arising out of a consolidation of Lessee with another entity or such acquiring entity, as the case may be, and Lessee delivering to Lessor an executed copy of the assignment wherein the entity into which Lessee may merge or the entity arising out of a consolidation of Lessee with another entity or such acquiring entity, as the case may be, assumes for the benefit of Lessor all of the terms, conditions and covenants set forth in this Lease to be observed and performed by Lessee existing on and after the effective date of the assignment and agrees to be abound by the terms, conditions and covenants of this Lease.

Notwithstanding anything contained in this Section 13.3 to the contrary, Lessee may, without Lessor’s consent, provide hosting services for third parties at the Leased Premises so long as such hosting services are in compliance with the permitted use under Article 8 and otherwise subject to all the terms of this Lease.

No subletting or assignment, regardless of Lessor’s consent, shall release or discharge Lessee from any liability, whether past, present or future, under this Lease. Each permitted subtenant or assignee shall agree in a form reasonably satisfactory to Lessor to comply with and be bound by all of the terms, conditions, and agreements of this Lease to the extent of the space sublet or assigned, and Lessee shall deliver to Lessor, promptly after execution, an executed copy of each sublease or assignment and an agreement of compliance by each subtenant or assignee. If this Lease is assigned or if any part of the Leased Premises is sublet or occupied by anyone other than Lessee, Lessor may, after default by Lessee, collect rent from the assignee, subtenant or occupant, and apply the net amount collected to the Rent reserved in this Lease, but no such assignment, subletting, occupancy or collection shall be deemed a waiver of any of Lessee’s covenants contained in this Lease or the acceptance of the assignee, subtenant or occupant as Lessee, or a release of Lessee from further performance by Lessee of Lessee’s covenants contained in this Lease.

13.4       EXERCISE OF RIGHTS/GIVING NOTICE. All rights, powers, privileges, and duties of Lessor or Lessee under this Lease Agreement, including but not limited to the giving of any notices required or permitted to be given, may be exercised, performed or given by Lessor’s and Lessee’s respective agents or attorneys.

13.5        HEADING/CAPTIONS. The headings and captions appearing herein shall not define, limit or describe the scope or intent of this Lease Agreement.

13.6        CONSTRUCTION. In the event any of the provisions of this Lease Agreement shall be held invalid by any court, such invalidation shall not affect the remaining provisions of this Lease Agreement.

13.7        DELAY IN PERFORMANCE. Lessor shall be excused from performing any obligation or undertaking provided for in this Lease, so long as such performance is prevented or delayed, retarded or hindered by act of God, fire, earthquake, flood, explosion, action of the elements, war, invasion, insurrection, riot, mob violence, sabotage, order of government, or civil or military or naval authorities, or any other cause whether similar or dissimilar to the foregoing, not within the reasonable control of the party prevented, retarded, or hindered thereby, including reasonable delays for adjustments of insurance.

13.8       NO AGENCY. Nothing contained in this Lease Agreement shall create any relationship between Lessor and Lessee other than the relationship of landlord and tenant. No agency, joint venture, partnership, fiduciary or other relationship is intended to be created or is created hereby.

13.9       AUTHORITY. Lessee warrants that it has legal authority to operate its business as proposed to be operated on the Leased Premises and that it has full authority to bind and obligate itself to all terms and conditions of this Lease Agreement.

13.10      ENVIRONMENTAL. As used in this Lease Agreement, the term “Hazardous Substance” shall mean:

(a)       all materials and substances defined as “hazardous substances,” “hazardous materials,” “toxic substances,” “hazardous waste,” “toxic chemicals,” “solid waste”, “infectious waste,” or similar terms in (i) the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq., as amended by Superfund Amendments and Reauthorization Act of 1986 (Pub. L. 99-499, 100 Stat. 1613), (ii) the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901 et seq., (iii) the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., or (iv) Section 311 of the Clean Water Act, 33 U.S.C. § 1251 et seq. (33 U.S.C. § 1321) or listed pursuant to Section 307 of the Clean Water Act (33 U.S.C. § 1317);

(b)        All materials and substances listed in the United States Department of Transportation Table (49 CFR 172.101) or by the Environmental Protection Agency as hazardous substances, as the same may be amended or supplemented from time to time;

(c)        Any material, waste or substance that is or contains (i) petroleum or petroleum derivatives, (ii) asbestos, (iii) polychlorinated biphenyls, (iv) flammable explosives, (v) radioactive materials, (vi) radon gas, (vii) lead and lead-based paint, (viii) infectious, carcinogenic or mutagenic materials, (ix) per- and polyfluoroalkyl substances, or ix) mold in a condition, location or type that may pose a risk to human life or safety or the environment, or that may cause damage to property;

(d)        Those substances included within the definitions of “hazardous waste,” “solid waste,” or “infectious wastes” in § 3734.01, Ohio Revised Code, or “toxic chemical” under § 3751.01, Ohio Revised Code; and

(e)      Such other substances, materials and wastes that are or become regulated as hazardous or toxic under applicable Environmental Laws (as defined below).

During the Term of this Lease, Lessee shall comply with all applicable federal, state, and local laws, regulations, administrative rulings, orders, ordinances, and the like, pertaining to the protection of the environment, including, but not limited to, those regulating the handling and disposal of Hazardous Substances (“Environmental Laws”). Further, during the Term of this Lease, neither Lessee nor any agent or party acting at the direction or with the consent of Lessee shall manufacture, use, treat, store, or dispose of any Hazardous Substance except (a) in quantities incidental to Lessee’s primary use described in Section 8 and (b) in compliance with all applicable Environmental Laws.

Without limiting any other indemnities contained in this Lease, Lessee agrees to indemnify and defend Lessor against, and to hold Lessor harmless from, any and all claims, demands, losses, liabilities, damages, injuries, costs and expenses (including, but not limited to, fees and disbursements of attorneys, experts and consultants) paid or incurred by, or asserted against, Lessor for, the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release onto or from the Leased Premises, of any Hazardous Substance placed on or under the Leased Premises during the Term of this Lease and caused by Lessee, its affiliates, employees, contractors or agents. Notwithstanding to foregoing, Lessee’s indemnification obligation shall not extend to (i) any Hazardous Substance existing on, in, under, or within the Leased Premises as of the Delivery Date; (ii) any presence, escape, seepage, leakage, spillage, discharge, emission or release of any Hazardous Substance caused by the Lessor or any other third party that is not an affiliate, employee, agent or contractor of Lessee after the Delivery Date; or (iii) any Hazardous Substance for which Lessor or any other third party that is not an affiliate, employee, agent or contractor of Lessee is responsible that is migrating onto or from to the Leased Premises.

Lessor has conducted an environmental site assessment to determine the environmental condition of the Leased Premises as set forth in that certain Phase I Environmental Site Assessment dated July 2023, prepared by Ramboll SU Consulting, Inc. (the “Lessee’s Environmental Assessment”), a copy of which has been previously provided to Lessor. The Lessee’s Environmental Assessment may be used as one (but not the exclusive) basis of determining the condition of the Leased Premises at the Delivery Date and at the termination of this Lease. Nothing in the Lessee’s Environmental Assessment shall preclude Lessee from proving or demonstrating by any other means that conditions affecting the Leased Premises existed or occurred prior to the Delivery Date, or were caused by acts or omissions of any other person or entity. Lessor shall be exclusively responsible for complying with all reporting responsibilities and other liabilities under Environmental Laws, if any, with respect to Hazardous Substances identified in the Lessee’s Environmental Assessment.

If any investigation, Leased Premises monitoring, containment, cleanup, removal, restoration or other remedial work of any kind or nature (the “Remedial Work”) is necessary under any applicable Environmental Law because of, or in connection with, the presence or suspected presence of contamination for which Lessee is responsible pursuant to the preceding subsections about, under, within or near the Leased Premises, Lessee shall, within thirty (30) days after written demand for performance by Lessor or governmental authority having jurisdiction (or such shorter period of time as may be required under any applicable law, regulation, order or agreement), promptly commence and diligently prosecute to completion all such Remedial Work. All Remedial Work shall be performed by one or more contractors approved in advance in writing by Lessor, whose approval shall not be unreasonably withheld. The Remedial Work shall be completed in compliance with Environmental Laws and the requirements of all governmental agencies having jurisdiction. All costs and expenses related to such Remedial Work shall be paid by Lessee including, without limitation, costs incurred by any Lessor in connection with monitoring or review of such Remedial Work. In the event Lessee shall fail to promptly commence or cause to be commenced, or fail to diligently prosecute to completion, any such Remedial Work, Lessor may, but shall not be required to, cause such Remedial Work to be performed and all costs and expenses so incurred shall become immediately due and payable from Lessee to Lessor together with interest at the rate of 10% per annum from the date of advancement until paid by Lessee.

Lessee shall give prompt written notice to Lessor of Lessee’s receipt of any of the following: (i) any proceeding, inquiry, notice, or other communication by or from any governmental or non-governmental entity regarding the presence or suspected presence of any Hazardous Substance at, on, about, under, or within the Leased Premises; (ii) all claims, demands, suits brought against Lessee, whether by a governmental agency or otherwise, relating to the environmental condition of the Leased Premises; and (iii) any notice or discovery of any spillage, seepage, release, discharge, disposal or any other presence or existence or any Hazardous Substance at, on, about, under, or within the Leased Premises.

13.11      SURRENDER. Lessee shall quit and surrender the Leased Premises at the expiration or earlier termination of this Lease broom clean, in good condition and repair, except for ordinary wear and tear since the last repair required by this Lease and damage by fire or other casualty. Lessee’s obligations under this Section shall survive the expiration or earlier termination of this Lease.

13.12      ESTOPPEL CERTIFICATE. When needed by Lessor in connection with mortgage financing or the sale of the Leased Premises, Lessee shall, within ten (10) days after request by Lessor, execute an estoppel certificate to evidence (a) the existence or nonexistence of any default under this Lease by Lessor or Lessee or of amendments to this Lease or prepayments of rentals and (b) such other facts with respect to this Lease as Lessor may reasonably require.

13.13      LIABILITY OF LESSOR. If Lessor fails to perform any of its obligations under this Lease, and, as a consequence of this default, Lessee recovers a money judgment against Lessor, that judgment may be satisfied only out of the proceeds of sale received from any sale or refinancing of the Project or upon execution of the judgment against the right, title and interest of Lessor in the Project and the rent and other income therefrom and any casualty or condemnation proceeds payable with respect thereto, and neither Lessor nor any of the partners, shareholders, officers, directors or employees of Lessor shall be liable for any deficiency. In no event shall Lessee have the right to levy its execution against any property of Lessor other than its interest in the Project and the rent and other income therefrom and any casualty or condemnation proceeds payable with respect thereto. In the event of the sale or other transfer of Lessor’s interest in the Leased Premises, provided the purchaser or transferee assumes, in writing, all of Lessor’s liability and obligations hereunder, Lessor shall be released from all liability and obligations subsequently accruing under this Lease.

13.14      OFAC COMPLIANCE. Lessee represents and warrants to Lessor that (a) Lessee and its officers, directors, shareholders, partners, members, managers, agents, employees and affiliates (including the direct and indirect holders of equity interests in Lessee) (the foregoing, collectively, “Lessee-Related Persons”) are and shall remain in compliance with the USA Patriot Act, Homeland Security Act, Executive Order No. 13224, and the laws, rules, regulations and executive orders administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); (b) that none of the Lessee-Related Persons is identified on the OFAC Specially Designated Nationals and Blocked Persons List or on any similar list maintained by the U.S. government, or is a person who commits, threatens to commit or supports terrorism as defined by OFAC or the regulations it administers; (c) none of the Lessee-Related Persons is a person or entity with whom a citizen of the United States is prohibited to engage in transactions by any trade embargo, economic sanction, or other prohibition of United States law, regulation, or Executive Order of the President of the United States; (d) none of the funds or other assets of Lessee constitute property of, or are beneficially owned directly or indirectly by a person or entity subject to trade restrictions under the International Emergency Economic Powers Act, the Trading with the Enemy Act, any Executive Orders or regulations promulgated thereunder, or any similar act having a result that the investment in Lessee is prohibited by law or that Lessee is in violation of law; and (e) Lessee has implemented procedures, and will consistently apply those procedures, to ensure that the foregoing representations and warranties will remain true and correct at all times during the Term of this Lease.

13.15      RIGHT OF FIRST OFFER AND RIGHT OF FIRST REFUSAL - PREMISES. Provided that there then exists no default by Lessee under this Lease, Lessee shall have the right of first offer and right of first refusal to continue to lease the Leased Premises upon the expiration of the Term of this Lease (so long as Lessee has exercised all of its options to extend the Term of this Lease for all of the Extended Terms), subject to the following:

(a)          Not later than three hundred sixty-five (365) days prior to the end of the Term of this Lease, Lessor shall notify Lessee of the economic and other terms and conditions under which Lessor is willing to continue to lease the Leased Premises to Lessee (a “Right of First Offer Notice”).

(b)        If, at any time prior to the expiration of the Term of this Lease, Lessor receives a bona fide third-party offer (a “Third Party Offer”) to lease the Leased Premises upon the expiration of the Term of this Lease and Lessor desires to accept such Third Party Offer, Lessor shall notify Lessee thereof in writing (a “Right of First Refusal Notice”). Any Right of First Refusal Notice given by Lessor to Lessee with respect to the Third Party Offer shall describe the terms and conditions of the Third Party Offer.

(c)          Lessee shall have thirty (30) days following receipt of a Right of First Offer Notice or a Right of First Refusal Notice within which to notify Lessor in writing (the “Lessee’s Notification”) that Lessee is interested in continuing to lease the Leased Premises in its entirety on the terms set forth in the Right of First Offer Notice or Right of First Refusal Notice, as applicable.

(d)          If (i) Lessee does not provide the Lessee’s Notification to Lessor indicating Lessee’s interest in leasing all of the Leased Premises on the terms set forth in the Right of First Offer Notice or Right of First Refusal Notice, as applicable, within such 30-day period, or (ii) Lessee notifies Lessor within such 30-day period that Lessee is not interested in leasing all of the Leased Premises on the terms set forth in the Right of First Offer Notice or Right of First Refusal Notice, as applicable, then the right of first offer or right of first refusal, as applicable, to lease all of the Leased Premises will lapse and be of no further force or effect, this Lease shall otherwise continue in full force and effect through the end of the Term and Lessor shall have the right to lease the Leased Premises to any other party at any time on any terms and conditions acceptable to Lessor. In the event Lessee timely provides Lessor with the Lessee’s Notification that Lessee desires to lease the Leased Premises as set forth above, Lessor and Lessee shall, within ten (10) days after Lessor’s receipt of the Lessee’s Notification, negotiate in good faith an amendment to the Lease on the terms set forth in the Right of First Offer Notice or Right of First Refusal Notice, as applicable and the terms and conditions contained in the Lease which are not inconsistent with the Right of First Offer Notice or Right of First Refusal Notice, as applicable, and if the amendment is not executed within such ten (10) day period, Lessee’s rights under this Section 13.15 shall be null and void.

(e)          Time is of the essence with respect to Lessee’s obligations under this Section 13.15.

13.16      RIGHT OF FIRST OFFER – OTHER PREMISES. Provided that (a) Lessee has commenced operations in the Leased Premises and is open and operating in all of the Leased Premises, and (b) there then exists no default by Lessee under this Lease, Lessee shall have the right of first offer to lease the other part(s) of the Hannibal Industrial Park (as shown on Exhibit D hereto) (the “Additional Space”); subject to the following:

(a)         If any of the Additional Space becomes available during the Term of this Lease and is not subject to any renewal, extension or other right of an existing Tenant of the Hannibal Industrial Park, Lessor shall notify Lessee of the economic and other terms and conditions under which Lessor is willing to lease such Additional Space (the “Additional Space Offer”), and Lessee shall have thirty (30) days following receipt of a the Additional Space Offer within which to notify Lessor in writing (that Lessee is interested in leasing the Additional Space.

(d)       If (i) Lessee does not provide the Lessee’s Notification to Lessor indicating Lessee’s interest in leasing the Additional Space on the terms set forth in the Additional Space Offer, within such 30-day period, or (ii) Lessee notifies Lessor within such 30-day period that Lessee is not interested in the Additional Space on the terms set forth in the Additional Space Offer, then the right of first offer or right to lease the Additional Space will lapse and be of no further force or effect, this Lease shall otherwise continue in full force and effect through the end of the Term and Lessor shall have the right to lease the Additional Space to any other party at any time on any terms and conditions acceptable to Lessor. In the event Lessee timely provides Lessor with the written notice that Lessee desires to lease the Additional Space as set forth above, Lessor and Lessee shall, within ten (10) days after Lessor’s receipt of the Lessee’s acceptance, negotiate in good faith an amendment to the Lease on the terms set forth in the Additional Space Offer, and if the amendment is not executed within such ten (10) day period, Lessee’s rights under this Section 13.16 shall be null and void.

(e)         Time is of the essence with respect to Lessee’s obligations under this Section 13.16.

13.17      OPTION TO TERMINATE. Lessee shall have a one-time option (“Termination Option”) to terminate this Lease at any time during the Term of this Lease (the “Termination Date”), subject to and in accordance with the following terms and conditions:

(a)        Lessee shall give Lessor written notice (“Termination Notice”) of Lessee’s election to exercise the Termination Option at any time during the Term of this Lease, and Lessee shall not thereafter be entitled to revoke such election. A Termination Notice, once given by Lessee, is irrevocable by Lessee.

(b)        There shall not have occurred and be continuing any default by Lessee under this Lease beyond the expiration of any applicable grace or cure period, either on the date that Lessee exercises the Termination Option or the Termination Date.

If Lessee exercises the Termination Option, the following shall also apply:

(a)         Within ten (10) days after the Termination Date, Lessee shall pay to Lessor a termination fee (the “Termination Fee”) equal to the lesser of (i) the Rent for the twelve (12) calendar months after the month in which the Termination Option is exercised, or (ii) the Rent for the remainder of the Term.

(b)         No exercise of the Termination Option shall release or relieve Lessee of its obligation to pay Lessor all rent and other charges under this Lease, as and when due under the terms of this Lease, through the Termination Date.

(c)        This Lease shall be terminated effective as of the Termination Date as if the term of this Lease expired by the passage of time on such date, and neither Lessor or Lessee shall have any further rights or obligations under this Lease, except for those that expressly survive the expiration or termination of this Lease.

(d)        On the Termination Date, Lessee shall surrender possession of the Leased Premises to Lessor in the condition required at the expiration of the Term of this Lease, failing which Lessee shall be deemed to be holding over and the provisions of this Lease with regard to holdover shall apply.

13.18     WAIVER OF LIEN FOR RENT. Lessor hereby waives any and all constitutional, statutory and common law liens and security interests, and any rights of distraint, with respect to Lessee’s property. This Lease does not grant a contractual lien or any other express or implied security interest to Lessor with respect to Lessee’s property. Within twenty (20) days after Lessee’s written request, Lessor agrees to execute such instruments as may be required by Lessee or Lessee’s lender evidencing such waiver.

13.19      NO RECORDING. This Lease Agreement shall not be recorded.

13.20     GUARANTY. As a condition to the effectiveness of this Lease, Lessee shall cause Bitdeer, Inc. (“Guarantor”) to execute and deliver the Guaranty of Lease attached as Exhibit E hereto (the “Guaranty”)

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IN WITNESS WHEREOF, this Lease Agreement has been executed by each party in multiple original copies, each of which shall have the force and effect of an original, on the date hereinafter appearing with the signature of that party or the authorized representative of that party, but effective as of the Effective Date.

MONROE COUNTY PORT AUTHORITY, LESSOR
/s/ Brian D. Turner
BY: Brian D. Turner
ITS: Chair

STATE OF Ohio
COUNTY OF Monroe

      On this 5th day of February 2024, personally appeared before me, the undersigned authority in and for the Jurisdiction aforesaid, Brian D. Turner, who acknowledged to me that s/he is the Chair for Monroe County Port Authority, and that he executed and delivered the foregoing Lease Agreement on its behalf after first being duly authorized to do so.

/s/ Helen M. Yoho
HELEN M. YOHO
Notary Public, State of Ohio
My Commission Expires: 2/19/2024

IN WITNESS WHEREOF, this Lease Agreement has been executed by each party in multiple original copies, each of which shall have the force and effect of an original, on the date hereinafter appearing with the signature of that party or the authorized representative of that party, but effective as of the Effective Date.

Erie Creek, LLC., LESSEE

/s/ Yanyun Xia
BY: Yanyun Xia
ITS: General Manager

CALIFORNIA ACKNOWLEDGEMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara
On February 5, 2024	before me,	Deep Virk , Notary Public (insert name and title of the officer)

personally appeared Yanyun Xia, who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her capacity, and that by her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature : /s/ Deep Virk
Deep Virk, Notary Public
State of California, Santa Clara County
My Commission Expires: August 9, 2026

Optional information
Title of Document: Lease Agreement

EXHIBIT A

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EXHIBIT B

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EXHIBIT D

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EXHIBIT E

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